UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

TENAYA THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

87990A106

(CUSIP Number)

James Evangelista

The Column Group

1 Letterman Drive,

Building D, Suite DM-900

San Francisco, CA 94129

(415) 865-2050

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 8, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Securities Exchange Act”) or otherwise subject to the liabilities of that section of the Securities Exchange Act but shall be subject to all other provisions of the Securities Exchange Act (however, see the Notes).

CUSIP No. 87990A106

1.	Name of Reporting Person The Column Group III, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 4,414,720 (1)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 4,414,720 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,414,720 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 6.9% (2)
14.	Type of Reporting Person (See Instructions): PN

(1)

All such shares are held of record by TCG III LP (as defined in Item 2(a) below). TCG III GP LP (as defined in Item 2(a) below) is the general partner of TCG III LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson, David Goeddel, a member of the Issuer’s board of directors, and Tim Kutzkey are the managing partners of TCG III GP LP and may each be deemed to share voting, investment and dispositive power with respect to these securities. All shares are held of record by TCG LP (as defined in Item 2(a) below).

(2)

Based on 63,987,996 shares of Common Stock outstanding after the conclusion of the Follow-on Offering (as defined in Item 3 below and assuming the underwriters do not exercise in full the option to purchase additional shares) and as reported in the Prospectus Supplement filed by the Issuer pursuant to Rule 424(b)(5) with the Commission (as defined in the Introductory Note below) on November 17, 2022 (the “Prospectus Supplement”).

CUSIP No. 87990A106

1.	Name of Reporting Person The Column Group III-A, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 4,985,570 (1)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 4,985,570 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,985,570 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 7.8% (2)
14.	Type of Reporting Person (See Instructions): PN

(1)

All such shares are held of record by TCG III-A LP (as defined in Item 2(a) below). TCG III GP LP is the general partner of TCG III-A LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson, David Goeddel, a member of the Issuer’s board of directors, and Tim Kutzkey are the managing partners of TCG III GP LP and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based on 63,987,996 shares of Common Stock outstanding after the conclusion of the Follow-on Offering (assuming the underwriters do not exercise in full the option to purchase additional shares) and as reported in the Prospectus Supplement.

CUSIP No. 87990A106

1.	Name of Reporting Person The Column Group III GP, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 9,400,290 (1)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 9,400,290 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,400,290 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 14.7% (2)
14.	Type of Reporting Person (See Instructions): PN

(1)

Consists of (i) 4,414,720 shares held of record by TCG III LP and (ii) 4,985,570 shares held of record by TCG III-A LP. TCG III GP LP is the general partner of each of TCG III LP and TCG III-A LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson, David Goeddel, a member of the Issuer’s board of directors, and Tim Kutzkey are the managing partners of TCG III GP LP and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based on 63,987,996 shares of Common Stock outstanding after the conclusion of the Follow-on Offering (assuming the underwriters do not exercise in full the option to purchase additional shares) and as reported in the Prospectus Supplement.

CUSIP No. 87990A106

1.	Name of Reporting Person The Column Group Opportunity III, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 11,370,274 (1)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 11,370,274 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,370,274 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 17.8% (2)
14.	Type of Reporting Person (See Instructions): PN

(1)

All such shares are held of record by TCG Opportunity III LP (as defined in Item 2(a) below). TCG Opportunity III GP LP (as defined in Item 2(a) below) is the general partner of TCG Opportunity III LP and may be deemed to have voting, investment and dispositive power with respect to these securities. TCG Opportunity III GP LLC (as defined in Item 2(a) below) is the general partner of TCG Opportunity III GP LP and the ultimate general partner of TCG Opportunity III LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson, David Goeddel, a member of the Issuer’s board of directors, and Tim Kutzkey are the managing members of TCG Opportunity III GP LLC and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based on 63,987,996 shares of Common Stock outstanding after the conclusion of the Follow-on Offering (assuming the underwriters do not exercise in full the option to purchase additional shares) and as reported in the Prospectus Supplement.

CUSIP No. 87990A106

1.	Name of Reporting Person The Column Group Opportunity III GP, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 11,370,274 (1)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 11,370,274 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,370,274 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 17.8% (2)
14.	Type of Reporting Person (See Instructions): PN

(1)

All such shares are held of record by TCG Opportunity III LP. TCG Opportunity III GP LP is the general partner of TCG Opportunity III LP and may be deemed to have voting, investment and dispositive power with respect to these securities. TCG Opportunity III GP LLC is the general partner of TCG Opportunity III GP LP and the ultimate general partner of TCG Opportunity III LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson, David Goeddel, a member of the Issuer’s board of directors, and Tim Kutzkey are the managing members of TCG Opportunity III GP LLC and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based on 63,987,996 shares of Common Stock outstanding after the conclusion of the Follow-on Offering (assuming the underwriters do not exercise in full the option to purchase additional shares) and as reported in the Prospectus Supplement.

CUSIP No. 87990A106

1.	Name of Reporting Person TCG Opportunity III GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 11,370,274 (1)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 11,370,274 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,370,274 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 17.8% (2)
14.	Type of Reporting Person (See Instructions): OO

(1)

All such shares are held of record by TCG Opportunity III LP. TCG Opportunity III GP LP is the general partner of TCG Opportunity III LP and may be deemed to have voting, investment and dispositive power with respect to these securities. TCG Opportunity III GP LLC is the general partner of TCG Opportunity III GP LP and the ultimate general partner of TCG Opportunity III LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson, David Goeddel, a member of the Issuer’s board of directors, and Tim Kutzkey are the managing members of TCG Opportunity III GP LLC and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based on 63,987,996 shares of Common Stock outstanding after the conclusion of the Follow-on Offering (assuming the underwriters do not exercise in full the option to purchase additional shares) and as reported in the Prospectus Supplement.

SCHEDULE 13D

Explanatory Note:

This joint statement on Schedule 13D/A (this “Statement”) is filed with respect to the Common Stock, par value $0.0001 per share (“Common Stock”), of Tenaya Therapeutics, Inc., a Delaware corporation (the “Issuer”). This Amendment No. 1. (this “Amendment”) supplements and amends the Schedule 13D relating to the Common Stock of the Issuer that was filed with the Commission on December 1, 2022 (the “Original Schedule 13D”), previously reported on a Schedule 13G filed with the Commission on February 11, 2022 (the “Schedule 13G”). The Schedule 13G was filed pursuant to Rule 13d-1(d) of the Securities Exchange Act. This Amendment is being filed to update the aggregate percentage of the Common Stock owned by the Reporting Persons due to purchases of shares of Common Stock since the date of the filing of the Original Schedule 13D. Only those items that are reported are hereby amended; all other items reported in the Original Schedule 13D remain unchanged. Capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items as applicable.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended by adding the following as the last paragraphs thereof:

On January 17, 2023, TCG Opportunity III LP purchased 49,463 shares of Common Stock for a weighted-average purchase price of $2.4947 per share and an aggregate purchase price of $123,395.35.

On January 18, 2023, TCG Opportunity III LP purchased 135,688 shares of Common Stock for a weighted-average purchase price of $2.5163 per share and an aggregate purchase price of $341,431.71.

On January 19, 2023, TCG Opportunity III LP purchased 69,739 shares of Common Stock for a weighted-average purchase price of $2.4979 per share and an aggregate purchase price of $174,201.05.

On February 8, 2023, TCG Opportunity III LP purchased 1,500,000 shares of Common Stock for a purchase price of $2.60 per share and an aggregate purchase price of $3,900,000.00.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 21, 2023.

THE COLUMN GROUP III, LP		THE COLUMN GROUP III GP, LP

By:	The Column Group III GP, LP

By:	/s/ James Evangelista, Attorney in Fact	By:	/s/ James Evangelista, Attorney in Fact
Name:	James Evangelista	Name:	James Evangelista
Title:	Attorney in Fact	Title:	Attorney in Fact

THE COLUMN GROUP III-A, LP		THE COLUMN GROUP OPPORTUNITY III, LP

By:	The Column Group III GP, LP	By:	The Column Group Opportunity III GP, LP
		By:	TCG Opportunity III GP, LLC

By:	/s/ James Evangelista, Attorney in Fact	By:	/s/ James Evangelista, Attorney in Fact
Name:	James Evangelista	Name:	James Evangelista
Title:	Attorney in Fact	Title:	Attorney in Fact

THE COLUMN GROUP OPPORTUNITY III GP, LP		TCG OPPORTUNITY III GP, LLC

By:	TCG Opportunity III GP, LLC

By:	/s/ James Evangelista, Attorney in Fact	By:	/s/ James Evangelista, Attorney in Fact
Name:	James Evangelista	Name:	James Evangelista
Title:	Attorney in Fact	Title:	Attorney in Fact